

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2020

<u>Via E-mail</u>
Charles F. Wagner, Jr.
Executive Vice President, Chief Financial Officer
Vertex Pharmaceuticals Inc.
50 Northern Avenue
Boston, Massachusetts 02210

   Re: Vertex Pharmaceuticals Inc.
      Form 10-Q for the quarterly period ended September 30, 2019
      Exhibit No. 2.1 - Agreement and Plan of Merger, dated as of August 30, 2019, by
      and among Vertex Pharmaceuticals Incorporated, Vertex Disc Inc., Semma
      Therapeutics, Inc., and Shareholder Representative Services LLC, solely in its
      capacity as agent for the Equityholders
      Filed October 31, 2019
      File No. 000-19319

Dear Mr. Wagner:

  We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

             Sincerely,

             Division of Corporation Finance